UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Astra Space, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.0001 per share

(Title of Class of Securities)

04634X 20 2

(CUSIP Number)

ACME, LLC

Attn: Mike Derrick, Chief Financial Officer

500 Howard Street, Suite 201

San Francisco, CA 94105

(415) 805-8507

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 19, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04634X 20 2	Schedule 13D	Page 2 of 12 Pages

1.	Names of Reporting Persons SherpaVentures Fund II, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,882,582 shares of Class A Common Stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,882,582 shares of Class A Common Stock (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,882,582 shares of Class A Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.5% of Common Stock (10.1% of Class A Common Stock) (3)
14.	Type of Reporting Person (See Instructions) PN

(1)

This Schedule 13D is filed by SherpaVentures Fund II, LP (“ACME Fund II”), SherpaVentures Fund II GP, LLC (“ACME GP II”), ACME SPV AS, LLC (“ACME SPV”), ACME SPV Management, LLC (“ACME SPV Management”), Eagle Creek Capital, LLC (“Eagle Creek”), and Scott Stanford (together with ACME Fund II, ACME GP II, ACME SPV, ACME SPV Management and Eagle Creek, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

These shares are held by ACME Fund II. ACME GP II is the general partner of ACME Fund II and may be deemed to have voting and investment authority over the shares held by ACME Fund II. Mr. Stanford is the manager of ACME GP II and may be deemed to have voting and investment authority over the shares held by ACME Fund II.

(3)

These percentages are based on a total of 22,260,398 shares of Common Stock (18,557,785 shares of Class A Common Stock and 3,702,613 shares of Class B Common Stock) outstanding as of October 2, 2023 as reported in the Issuer’s prospectus supplement dated October 2, 2023 filed with the Securities and Exchange Commission (the “SEC”) on October 2, 2023.

CUSIP No. 04634X 20 2	Schedule 13D	Page 3 of 12 Pages

1.	Names of Reporting Persons SherpaVentures Fund II GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,882,582 shares of Class A Common Stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,882,582 shares of Class A Common Stock (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,882,582 shares of Class A Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.5% of Common Stock (10.1% of Class A Common Stock) (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by ACME Fund II. ACME GP II is the general partner of ACME Fund II and may be deemed to have voting and investment authority over the shares held by ACME Fund II. Mr. Stanford is the manager of ACME GP II and may be deemed to have voting and investment authority over the shares held by ACME Fund II.

(3)

These percentages are based on a total of 22,260,398 shares of Common Stock (18,557,785 shares of Class A Common Stock and 3,702,613 shares of Class B Common Stock) outstanding as of October 2, 2023 as reported in the Issuer’s prospectus supplement dated October 2, 2023 filed with the SEC on October 2, 2023.

CUSIP No. 04634X 20 2	Schedule 13D	Page 4 of 12 Pages

1.	Names of Reporting Persons ACME SPV AS, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% of Common Stock (0.0% of Class A Common Stock)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 04634X 20 2	Schedule 13D	Page 5 of 12 Pages

1.	Names of Reporting Persons ACME SPV Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% of Common Stock (0.0% of Class A Common Stock)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 04634X 20 2	Schedule 13D	Page 6 of 12 Pages

1.	Names of Reporting Persons Eagle Creek Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,094 shares of Class A Common Stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 15,094 shares of Class A Common Stock (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,094 shares of Class A Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% of Common Stock (0.1% of Class A Common Stock) (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	These shares are held by Eagle Creek. Mr. Stanford is the manager of Eagle Creek and may be deemed to have voting and investment authority over the shares held by Eagle Creek.
(3)

These percentages are based on a total of 22,260,398 shares of Common Stock (18,557,785 shares of Class A Common Stock and 3,702,613 shares of Class B Common Stock) outstanding as of October 2, 2023 as reported in the Issuer’s prospectus supplement dated October 2, 2023 filed with the SEC on October 2, 2023.

CUSIP No. 04634X 20 2	Schedule 13D	Page 7 of 12 Pages

1.	Names of Reporting Persons Scott Stanford
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,904,054 shares of Class A Common Stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,904,054 shares of Class A Common Stock (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,904,054 shares of Class A Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.6% of Common Stock (10.3% of Class A Common Stock) (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes: (i) 1,882,582 shares held by ACME Fund II; and (ii) 15,094 shares held by Eagle Creek. ACME GP II is the general partner of ACME Fund II. The Reporting Person is the sole manager of ACME GP II and Eagle Creek and may be deemed to have voting and investment authority over the shares held by ACME Fund II and Eagle Creek.

(3)

These percentages are based on a total of 22,260,398 shares of Common Stock (18,557,785 shares of Class A Common Stock and 3,702,613 shares of Class B Common Stock) outstanding as of October 2, 2023 as reported in the Issuer’s prospectus supplement dated October 2, 2023 filed with the SEC on October 2, 2023.

Explanatory Note: This Amendment No. 1 (the “Amendment”), which amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 12, 2021 (the “Original Schedule 13D”) filed on behalf of SherpaVentures Fund II, LP (“ACME Fund II”), SherpaVentures Fund II GP, LLC (“ACME GP II”), ACME SPV AS, LLC (“ACME SPV”), ACME SPV Management, LLC (“ACME SPV Management”), Eagle Creek Capital, LLC (“Eagle Creek”), and Scott Stanford (together with ACME Fund II, ACME GP II, ACME SPV, ACME SPV Management and Eagle Creek, collectively, the “Reporting Persons”) relates to the Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) of Astra Space, Inc., a Delaware corporation (the “Issuer”). Information reported in the Original Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Original Schedule 13D. All references in the Original Schedule 13D and this Amendment shall be deemed to refer to the Original Schedule 13D as amended and supplemented by this Amendment.

Item 2.	Identity and Background

Item 2(b) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

b)	The address of the principal place of business of each of the Reporting Persons and the Listed Persons (as defined below) is c/o ACME, LLC, 500 Howard Street, Suite 201, San Francisco, CA 94105.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end of Item 4:

On October 19, 2023, the Issuer executed a non-binding term sheet (the “Term Sheet”) with a prospective investor unaffiliated with the Reporting Persons (the “Proposed Lead Investor”) for the potential issuance of senior secured convertible notes (the “Notes”) in a potential principal amount of up to $25 million (the “Proposed Financing”). The Term Sheet contemplates that a number of investors, to be identified by the Proposed Lead Investor, including ACME Fund II, would participate in an initial closing of the Proposed Financing in aggregate principal amount of at least $15 million, and that additional potential investors, to be identified by the Potential Lead Investor and the Issuer (the “Potential Future Investors” and collectively with the Potential Lead Investor and ACME Fund II, the “Potential Investors”), would further participate in the Proposed Financing for additional principal amounts to be determined. Any additional Notes would be issued within 90 days from the initial closing.

ACME Fund II has expressed an interest in investing up to $5 million in the initial closing of the Proposed Financing on the terms outlined in the Term Sheet. However, there can be no assurance that ACME Fund II, or any of the other Proposed Investors will ultimately determine to participate in the Proposed Financing

The Term Sheet contemplates that the Notes will be guaranteed by all existing and future subsidiaries of the Issuer (the “Guarantors”), including Astra Space Operations, LLC (“ASO”) and Astra Spacecraft Engines, Inc. (“ASE”), and the obligations will be secured by a first lien senior security interests in all of the assets of the Issuer and each Guarantor.

Under the proposed terms of the Notes, the Notes will mature on the date that is two years from the date of closing (the “Maturity Date”).

In the case of a sale of all or substantially all of ASE or a change of control of the Issuer, each Potential Investor, in its sole discretion, will have the option to either (A) declare its Note payable in an amount equal to the greater of (x) the note balance and (y) the applicable Minimum Return, or (B) convert the Note into shares of Class A Common Stock at the Conversion Price (as defined below).

Under the terms of the Proposed Financing, the Potential Investors will be entitled to a minimum return on the principal amount invested (the “Minimum Return”) at any repayment event, including upon acceleration of obligations in an event of default. The Minimum Return will range from 1.25x to 1.75x of the principal amount of the Notes, depending on the timing of the repayment event.

Under the proposed terms of the Notes, at any time that the Notes are outstanding, the Potential Investors will, at their sole discretion, have the option to elect to convert the principal and interest owing under the Notes into shares of Class A Common Stock of the Issuer at a conversion price equal to the lower of (i) the closing trading price of the Class A Common Stock on the date immediately preceding the signing of a definitive agreement for the Proposed Financing; or (ii) the average closing price of the Class A Common Stock for the five trading days immediately preceding the signing of the definitive agreement for the Proposed Financing (the “Conversion Price”).

Under the proposed terms, interest shall accrue on all outstanding principal amounts at a rate of 12% per annum, payable in kind, subject to increase to 15% per annum at any time that there is an event of default.

The Notes will include customary affirmative and negative covenants and events of default.

In addition, the proposed terms of the Proposed Financing contemplate that the Issuer will issue warrants to the Potential Investors to purchase a number of shares of Class A Common Stock equal to 35% of the number of shares issuable upon conversion of the principal amount of the Notes at the Conversion Price. The exercise price of the warrants shall be equal to Conversion Price, and the warrants will be exercisable for a period of 5 years from the closing. The Potential Investors will pay $0.125 per warrant share.

The Term Sheet contemplates that the Potential Investors will have customary registration rights with respect to the shares of Class A Common Stock issuable upon conversion of the Notes and exercise of the warrants.

The proceeds from the Proposed Financing are intended to pay off existing senior secured debt and for general corporate purposes.

Subject at all times to the fiduciary duties of the officers and directors of the Issuer, the Issuer shall notify the Lead Investor of its intention to engage in negotiations relating to the sale or other disposition by the Issuer of its launch business in advance of the commencement of any such negotiations with any third party or promptly following receipt of an unsolicited proposal therefor. If the Lead Investor informs the Issuer that it has an interest in acquiring the launch business, the Issuer would agree to enter into good faith negotiations with the Lead Investor in furtherance of the potential acquisition of such launch business by the Lead Investor. This right of negotiation would be a right of the Lead Investor only and not of ACME Fund II or any of the other Reporting Persons.

Each Potential Investor will have the right to participate in any future offering by the Issuer of its equity securities (or any securities convertible into or exercisable for its equity securities), subject to certain exceptions, up to the amount of the securities offered in such offering that is equal to the Potential Investor’s then pro rata ownership interest in the Issuer on a fully diluted basis.

The foregoing summary of the Term Sheet does not purport to be a complete summary of the terms of the Proposed Financing and there is no guarantee that the Proposed Financing will occur on these terms or at all. Funding contemplated by the Term Sheet is conditioned upon an agreement among the Issuer, the senior secured lender and the Potential Investors. The Potential Lead Investor and the Issuer are expected to negotiate definitive documentation with respect to the Proposed Financing on substantially the terms described above. Additionally, the Reporting Persons retain the right to change their investment intent, and ACME Fund II may elect not to participate in the Proposed Financing on the terms described herein or at all, even if the Issuer and Potential Lead Investor are able to negotiate definitive documentation.

The statements made herein concerning the Proposed Financing include “forward-looking statements.” Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and can be identified by the use of, without limitation, words such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” “seeks,” “would,” “could” or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe any objectives, the Proposed Financing, involvement of any potential investors, plans or goals are forward-looking. The forward-looking statements are based on the Reporting Persons’ current intent, belief, expectations, estimates and projections regarding the Issuer and the Proposed Financing. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to differ materially. Accordingly, readers should not rely upon forward-looking statements as a prediction of actual results and actual results may vary materially from what is expressed in or indicated by the forward-looking statements. This cautionary statement is applicable to all forward-looking statements contained herein.

The Reporting Persons expressly disclaim membership in a “group” within the meaning of Section 13(d) with any other Potential Investor and expressly disclaim beneficial ownership of any securities owned by any other Potential Investor.

Item 7.	Material to Be Filed as Exhibits

A.	Joint Filing Agreement, dated July 12, 2021 (incorporated by reference to the Original Schedule 13D, filed on July 12, 2021).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 23, 2023

SHERPAVENTURES FUND II, LP

By:	SherpaVentures Fund II GP, LLC
Its: General Partner

By:	/s/ Scott Stanford
Scott Stanford, Manager

SHERPAVENTURES FUND II GP, LLC

By:	/s/ Scott Stanford
Scott Stanford, Manager

ACME SPV AS, LLC

By: ACME SPV Management, LLC
Its: Manager

By:	/s/ Scott Stanford
Scott Stanford, Manager

ACME SPV MANAGEMENT, LLC

By:	/s/ Scott Stanford
Scott Stanford, Manager

EAGLE CREEK CAPITAL, LLC

By:	/s/ Scott Stanford
Scott Stanford, Manager

/s/ Scott Stanford
SCOTT STANFORD

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

Schedule I

Managers of ACME SPV Management, LLC

Scott Stanford

c/o ACME, LLC

500 Howard Street, Suite 201

San Francisco, CA 94105

Principal Occupation: venture capital investment business

Citizenship: United States of America

Hany Nada

c/o ACME, LLC

500 Howard Street, Suite 201

San Francisco, CA 94105

Principal Occupation: venture capital investment business

Citizenship: United States of America

Mr. Nada shares voting and dispositive power with respect to any shares held by ACME SPV AS, LLC and, as of the date of this filing, does not beneficially own any shares of Class A Common Stock.

Manager of SherpaVentures Fund II GP, LLC and Eagle Creek Capital, LLC

Scott Stanford

c/o ACME, LLC

500 Howard Street, Suite 201

San Francisco, CA 94105

Principal Occupation: venture capital investment business

Citizenship: United States of America